                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Resource America, Inc.
                                (Name of Issuer)


                           Common Stock, .01 par value
                         (Title of Class of Securities)


                                    761195205
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 24, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].




                                  Page 1 of 13
                        Exhibit Index Appears on Page 12


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SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                   a[ ]
                                                    b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                      7.      SOLE VOTING POWER

                                    None

  SHARES              8.      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                           283,500
REPORTING
  PERSON              9.      SOLE DISPOSITIVE POWER
   WITH                              None

                     10.     SHARED DISPOSITIVE POWER
                                     283,500

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            283,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                   [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            7.98%

          14.     TYPE OF REPORTING PERSON*
                  PN


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SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                     a[ ]
                                                                      b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

                       7.      SOLE VOTING POWER

                               None

                       8.      SHARED VOTING POWER

  SHARES                       283,500
BENEFICIALLY
 OWNED BY              9.      SOLE DISPOSITIVE POWER
REPORTING                      None
  PERSON
   WITH               10.     SHARED DISPOSITIVE POWER
                              283,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  283,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.98%

14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                a[ ]
                                                 b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                    7.      SOLE VOTING POWER

                             None

  SHARES            8.      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                    283,500
REPORTING
  PERSON            9.      SOLE DISPOSITIVE POWER
   WITH                       None

                   10.      SHARED DISPOSITIVE POWER
                             283,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  283,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.98%

14.     TYPE OF REPORTING PERSON*
        IN


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Item 1.  Security and Issuer


          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value .01 per share (the "Common Stock"), of Resource America, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1521 Locust Street, Philadelphia, Pennsylvania 19102.

Item 2. Identity and Background

          The Statement is being filed by (1) Kramer Spellman L.P., a Delaware limited partnership ("KS"), (2) Orin S. Kramer, a United States citizen, in his capacity as one of the two general partners of KS ("Mr. Kramer"), and (3) Jay Spellman, a United States citizen, in his capacity as one of the two general partners of KS ("Mr. Spellman"). KS, Mr. Kramer and Mr. Spellman are sometimes collectively referred to herein as the "Reporting Persons".

          KS serves as a general partner to investment partnerships and as a discretionary investment manager to managed accounts. The principal offices of KS are located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer and Mr. Spellman.

          The shares of Common Stock which are the subject of this Statement are held directly by investment partnerships for which KS serves as the general partner and managed accounts for which KS serves as discretionary investment manager (collectively, the "Partnerships and Managed Accounts").


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          None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

          The Partnerships and Managed Accounts expended an aggregate of approximately $4,644,295 (including brokerage commissions, if any) to purchase the 283,500 shares of Common Stock held by them. The Partnerships and Managed Accounts regularly effect purchases of securities through margin accounts maintained for them with Morgan Stanley & Co. Incorporated, which extends margin credit to the Partnerships or Managed Accounts, as the case may be, as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in this margin account are pledged as collateral security for the repayment of debit balances in the account.

 Item 4. Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each




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Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time.

          The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Company. From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy. However, none of the Reporting Persons intends to seek control of the Company or participate in the management of the Company.


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          Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

          Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. Item


5. Interest in Securities of the Issuer

          (a)-(b) On the date of this Statement:

          (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 283,500 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 7.98% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

          (ii) Mr. Spellman has Beneficial Ownership of 283,500 of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 7.98% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

          (iii) KS has Beneficial Ownership of 283,500 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common

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Stock. Such shares represent 7.98% of the issued and outstanding Common Stock.
KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

          The percentages used herein are calculated based upon the 3,550,761 shares of Common Stock stated to be issued and outstanding as of November 26, 1996, as reflected in the Company's Prospectus dated November 26, 1996 and the subsequent exercise of the Underwriter's over-allotment option.

          (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         Exhibit A:  Joint Filing Agreement among the Reporting
                     Persons.



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Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 3, 1997.



                                            KRAMER SPELLMAN L.P.



                                            By:      /s/ Orin S. Kramer
                                                    --------------------
                                                     Name: Orin S. Kramer
                                                     Title: a General Partner



                                            By:         /s/ Jay Spellman
                                                     --------------------
                                                     Name: Jay Spellman
                                                     Title: a General Partner



                                                       /s/ Orin S. Kramer
                                                     --------------------
                                                       Orin S. Kramer


                                                      /s/ Jay Spellman
                                                     --------------------
                                                       Jay Spellman




      10 of 13




                                                                   Schedule I


Date                        Shares Purchased         Price Per Share
----                        ----------------         ---------------

11/27/96                       100,000                    $13.000
11/27/96                        67,000                     14.010
11/27/96                        30,000                     14.500
12/17/96                        21,000                     17.875
12/19/96                         2,500                     18.250
12/20/96                         5,000                     18.500
12/24/96                       110,000                     18.625
12/30/96                        15,000                     18.625

Date                          Shares Sold             Price Per Share
----                          ------------            ---------------

11/27/96                        67,000                   $14.000


      11 of 13




Exhibit Index

Exhibit                                                             Page No.
-------                                                             -------


Exhibit A:        Joint Filing Agreement, dated                        13
                  January 3, 1997, among Kramer
                  Spellman, L.P., Orin
                  S. Kramer and Jay Spellman